October 23, 2024

Michael Ring
Chief Executive Officer
Old Glory Holding Company
3401 NW 63rd St., Suite 600
Oklahoma City, OK 73116

       Re: Old Glory Holding Company
           Offering Statement on Form 1-A
           Filed September 27, 2024
           File No. 024-12512
Dear Michael Ring:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1. We note that the consent in Exhibit 11.1 appears to be issued by Eide Bailly LLP, but the signature line also references Bonadio & Co., LLP. Please explain to us Bonadio's role, if any, or revise your exhibit.
2. We note your disclosure that you will offer shares via the website own.oldglorybank.com. Please disclose how your website meets the requirements
       of Rule 255(b) of Regulation A or revise your website. Also, file your test the waters materials as an exhibit. See Item 17 of Part III of Form 1-A.
3. We note in paragraph two of the subscription agreement you state, "[y]ou acknowledge that you have read, understand and agree to the terms and conditions,
       privacy policy and disclaimers on the Portal." Please supplementally provide the staff with screen shots of the entire Portal as it will look to a subscriber.
4. Please update Item 1 of Form 1-A to be consistent with disclosure in the offering circular.
 October 23, 2024
Page 2

Cover Page

5. Please disclose on the cover page that there is substantial doubt about your ability to continue as a going concern. Please include a cross-reference to the going concern disclosure on page 61 in the offering circular.
Important Information About This Offering Circular, page 1

6. We note your statement that "...as [you] have material developments, [you] will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular." Please revise your disclosure to state that you will update your offering circular via a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. Refer to Rule
       252(f)(2)(ii) and Rule 253(g)(2) of Regulation A.
Forward Looking Statements, page 2

7. We note your statement that the report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Securities
       Act of 1933. Section 27A of the Securities Act and Section 21E of the Securities
       Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please revise to delete any references to the Private Securities Litigation Reform Act; or make clear, each time you refer to the Private Securities Litigation Reform Act, that the safe harbor does not apply to you.
8. We note your statement in relation to your projections that you "...undertake no obligation to update or or revise these forward looking statements to reflect events or circumstances that arise after the date effective or to reflect the occurrence of
       unanticipated events.    Please tell us the basis for your apparent
belief that you can
       limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Rule 252(f)(2)(ii) and
       Rule 253(g)(2) of Regulation A and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares.
Summary of This Offering Circular, page 4

9. Please revise the summary to balance your disclosure by also including your net losses for the two most recent audited periods.
10. We note various subjective, conclusory references throughout the filing to your expertise, best-in class and industry-leading position, including:
           "best-in-class mobile banking and financial services solutions to individuals and businesses";
           "positioned to be the dominant financial services platform for its audience of freedom loving patriots";
           "industry-best mobile banking platform for both consumers and businesses";
           "open more new accounts each day than typical banks of our size open in a month"; and
 October 23, 2024
Page 3

             "...Old Glory Bank   s growth and profitability prospects are
tremendous".

       Please provide support for these statements, and disclose the measure by which you determined your competitive position. If any of these statements are based upon management's belief, please indicate that this is the case.
11. We note your statement that "[you] will never cancel, or de-bank, [y]our law-abiding customers, and [you] will always protect the privacy of [y]our law-abiding
       customers." Please revise your disclosure to clarify the meaning of this statement including:
           How your policy for canceling or de-banking customers differs from that of other banks; and
           Any additional steps you take to protect the privacy of your customers beyond what is normally done by banks.
12.    Please clarify what is meant by    [you] De-Commoditized Banking by
bringing a
       brand and value set to generic banking, so that customers would have a reason to select a bank, other than based on geographic location.
13.    Please clarify what is meant by    Old Glory Bank is purpose-driven with
values that
       customers love. No ESG or Social Credit Score at Old Glory Bank. Only
PSL
       (privacy, security, and liberty).    Please provide definitions for
ESG    and    Social
       Credit Score.
14. We note your disclosure on page 15 concerning the May 1, 2024 consent order issued by the FDIC and the Oklahoma State Banking Department. Please revise this section to provide a brief discussion of the consent order including the material limitations placed on you such as the ability to pay dividends. In addition, please revise the section beginning on page 90 entitled "Regulatory Matters" to provide a more in-
       depth discussion of such consent order including the status and anticipated timeline of corrective actions. Your discussion should describe each term of the Consent Order, the progress you have made to satisfy each term and the remaining actions you need to take to comply. Include MD&A disclosure to discuss any other expected material effects on your results of operations as a result of your compliance actions.
Summary of This Offering
Company Redemption Right, page 8

15. Please revise your disclosure to briefly discuss how the share redemption price will be determined by the board of directors.
Risk Factors, page 9

16. Please include a risk factor discussing the dilutive effects of your expected capital raises to satisfy the requirements of the consent order.
Risks Relating to the Offering and Our Common Stock, page 9

17. Please include a risk factor discussing the concurrent offering under Regulation D at a lower price per share which also includes a warrant to purchase Class B common stock.
 October 23, 2024
Page 4

Our Financial projections are uncertain, page 14

18. We note your statement that "...an Investor should not rely on the accuracy of the projections in making an investment in [you]." An investor is entitled to rely upon the projections that you include in the document. Please remove this statement.
Dilution and Capitalization, page 27

19. Please expand your dilution table, or include a footnote to the table, to show the calculation of book value per share before and after the offering, detailing the individual components of the numerator and denominator in each of these calculations.
20. Please revise this section to show dilution if 25%, 50%, 75% and 100% of the securities are sold.
Outstanding Capital of the Company, page 28

21. We note that your table on page 28 shows 1,779,083 warrants for Class B common stock issued and reserved. Please revise your disclosures to clarify what this includes, such as whether it includes coverage warrants associated with the Interim Financing, warrants issued to vendors and other individuals as referenced on page F-43, and/or other warrants. Quantify the amounts attributable to each warrant category.
22. We note your disclosure, here and elsewhere (such as pages F-43 and F-48), that you have issued warrants to founders, employees, Bluechip, individuals, and vendors and that you expect to issue Class B share warrants as part of the September 2024 Interim
       Financing. Please revise your disclosures in appropriate locations throughout the filing, including in your financial statement footnotes, to provide information about quantity, terms, and features of any warrants issued, to explain how you account for these instruments, and to disclose where they are reflected in your financial statements.
Description of Business and Products, page 36

23. Please significantly revise this section to describe in detail each of your business lines, such as Old Glory Cash-IN, Old Glory Alliance - Crowd Funding and Old
Glory
       Protect. For each business line, disclose the percentage of total revenues generated, your major competitors, marketing activities, pricing models, clients or client groups.

Plan of Distribution of the Offered Shares
Summary of Offering Expenses of and Use of Proceeds, page 36

24. We note the statement that you will use proceeds to "continue to meet applicable regulatory capital requirements, including [y]our Tier 1 Leverage Ratio" and "...to increase [your] regulatory capital levels." State your net capital requirements and quantitatively where you stand in terms of those requirements."
 October 23, 2024
Page 5
Old Glory Bank, page 37

25. We note your disclosure that you "have a very robust New Accounts and Fraud Team comprising many professionals." Please revise your disclosure to briefly describe the New Accounts and Fraud Team including the number of employees allocated to such team and who such team reports to.
26. We note your disclosure that "almost all business accounts in the U.S. are still opened through a traditional branch" but that you "built [y]our own virtual onboarding platform for business banking..." Please disclose the percentage of your business accounts that are opened by customers coming into the branch versus online through your platform.
Old Glory Alliance - Crowd Funding, page 40

27. We note your disclosure on page 40 regarding Old Glory Alliance as a deposit acquisition model. We also note your disclosure on page 65 that year-over-year increases in deposits were primarily attributable to new deposit accounts being opened by new account holders. Please revise your disclosure, here or elsewhere, to quantify the proportion of deposits and period-over-period deposit growth, if any, attributable to Old Glory Alliance.
Old Glory Protect - "We Protect those who Protect You", page 41

28. We note your disclosure that you cover the cost of premiums for Old Glory Protect and that your average ROI on this product will exceed 300%. Please expand your disclosures, here or elsewhere, to explain what revenue streams, if any, you generate from this product, to better explain why you expect this ROI, and to discuss where associated costs are included in your financial statements.
Business Banking, page 43

29. We note your statement that "[m]ost banks of [y]our asset size are lucky to open 25 business accounts in a quarter." Please revise your disclosure to provide support for this statement.
Top of Wallet, page 46

30. In regard to the chart on page 47, supplementally provide us with support for the amounts listed. In addition, please clarify the disclosure to indicate the relevance of the chart.
Marketing Strategy
Operational Data, page 47

31. Please revise your disclosure to clarify what is meant by "a daily stand-up."
Promotion Through Earned and Payed Media, page 48

32. We note your statement that the photos represent "examples of the significant coverage of Old Glory Bank by national media programs..." Please provide us with support for this statement.
 October 23, 2024
Page 6

Customer Service, page 52

33.   We note your statement that "[y]our consolidated Dashboard which allows
[y]our
      customers to    link    [y]our App to their other bank accounts,
mortgages, loans,
      retirement plans, etc. (i.e., even those held at institutions other than Old Glory Bank)."
      Please revise your disclosure to clarify what is meant by linking your App to your customer's other bank accounts, mortgages, loans, etc., including external ones, and how this is accomplished.
Old Glory Pay Merchant Fees, page 55

34. We note your disclosure that you earn merchant processing fees on Old Glory Pay transactions but that you waive your merchant fee for non-profits and companies who participate in your joint marketing program(s). Please revise your disclosures to quantify the proportion of transaction fees that you have waived for the periods presented in your filing.
Peer Comparison, page 58

35. Please revise the disclosure on page 58 to only list United States competitors. We note for example, that Nubank is a Brazilian bank.
Non-interest Income, page 69

36. We note your disclosure that period-over-period non-interest income and non-interest expense grew primarily because of rapid growth. To provide a better understanding of your business and significant factors materially affecting your income from operations, please expand your narrative to address the items below.
          To the extent applicable, explain and quantify the impact of specific product developments on relevant income and expense line items period-over-period (such as increased volume for a particular product, impact of one month of Bank results versus a full year, etc.).
          The largest contributors to non-interest expense appear to be salaries and employee benefits, data processing, operating losses, outside charges, and goodwill impairment. Enhance your disclosures to provide some additional granularity on the reasons for period-over-period increases in these balances, and to define operating losses and outside charges.

Consolidated Financial Reporting and Operations
5-Year Financial Projections, page 76

37. Please revise your disclosure to provide further discussion regarding the projections:
          explain why the five-year forecast period covered by the projections was selected;
          explain whether the projections are in line with your historic operating trends;
          if the projections used are not in line with your historic trends, explain why the change in trends is appropriate and assumptions have a reasonable basis;
          describe the process undertaken to formulate the projections including all material assumptions underlying the projections and strategies for achieving the objectives;
 October 23, 2024
Page 7

           and
             whether these projections differ from projections prepared in your business plan prepared pursuant to the Consent Order and if so, how they differ.
38. We note that your internally prepared 5-Year Financial Projection tables on pages 78-
       79 are labeled    Pro-Forma Profit & Loss    and    Pro-Forma Balance
Sheet.    The term
       "pro-forma" has specific meaning under Article 11 of Regulation S-X. In order to avoid confusion, please revise to provide a different label describing this information.
Board of Directors and Key Team Members, page 79

39. Please revise to disclose the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each significant employee, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form 1-A.
Director and Executive Ownership of Common Stock, page 87

40. Please include information about security ownership in the format specified in Item
       12 of Form 1-A.
Capital Stock, page 88

41. We note your disclosure on page 88 that before consummation of this offering, but assuming full subscription of the Interim Financing, there are 29,258,083 shares of
       Class B common stock issued, including unexercised warrants and options reserved for issuance. However, page 28 says that this total is 23,902,083 shares. Please revise your disclosures to reconcile these items.
Old Glory Bank's loan and liquidity ratios, page 92

42. Please revise the heading and the first paragraph as it relates to your ratios being
       "superior". It appears that your loan-to-asset ratio is lower, and not superior, due to you not having many loans, which seems to have affected your profitability. That also appears to be the reason for your lower risk of loan losses. Please also remove the chart on page 94 as Enforcement Orders relating to a different institution are not relevant to the bank's consent order. Finally, remove the first paragraph after the chart which does not appear to be accurate. We note from the consent order that the bank is required to correct "apparent violations of laws or non-conformance with applicable rules and regulations noted in the Report of Examination of the Bank as of September
       18, 2023."
Form of Subscription Agreement, page 101

43. Reference is made to Section 3.4 Company Information. Please revise this section as an investor is not required to read the Offering Circular. Please also include a discussion in the offering circular of the waiver of jury trial under section 5.3.
 October 23, 2024
Page 8
Consolidated Financial Statements, page F-3

44.    We note your acquisition of First State Bank of Elmore County (   FSBEC
 ) in
       November 2022. Please tell us how you considered whether predecessor financial statements were required. Include in your response references to authoritative guidance you considered in reaching your conclusion. Refer to Regulation C, Rule
       405 and to Regulation S-X Article 8. In your response, please address whether
       FSBEC represented substantially all of the business and registrant   s
operations in
       2022 and if the registrant   s own operations before the acquisition
were insignificant
       relative to the operations of the acquired business.
Consolidated Statements of Stockholders' Equity, page F-8

45. We note that, based on your disclosures, you appear to have issued 19,937,000 Class
       B shares to founders and employees in 2021. We note that no par value or other amount appears to be reflected in your financial statements. Please revise your disclosures in appropriate locations to discuss the terms of Class B share issuance(s)
       to date and how you have accounted for and reflected these shares in your financial statements.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Cara Lubit at 202-551-5909 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance